

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10250 Constellation Blvd., Suite 23126
Los Angeles, CA 90067

Re: Digital Transformation Opportunities Corp.
Amendment No. 2 to Form S-4
Exhibit Nos. 10.13 and 10.14
Filed June 29, 2023
File No. 333-271482

Dear Kevin Nazemi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance